Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following FAQ was posted on Macromedia, Inc.'s internal website on April 26, 2005:

SAP and Macromedia

What did Macromedia and SAP announce?	SAP and Macromedia announced that both companies have entered into joint partnership to provide better experiences for enterprise applications. SAP is embedding Macromedia Flex in the NetWeaver platform. More specifically, SAP will release a version of Visual Composer that uses Macromedia Flex technology to generate Rich Internet Applications that improve the usability and overall effectiveness of SAP applications. Lastly, Macromedia has certified Flex on the NetWeaver platform.
What is Macromedia Flex? What are Rich Internet Applications?
Macromedia Flex is a presentation server and application framework that addresses the requirements of enterprise programmers who want to develop Rich Internet Applications. Rich Internet Applications combine the responsiveness and richness of desktop software with the broad reach of web applications to deliver a more effective end user experience. The Flex presentation server delivers a standards-based, declarative programming methodology and workflow along with runtime services for developing and deploying the presentation tier of rich client applications. Flex developers define rich user interfaces using an intuitive XML-based language that the Flex server renders into intelligent client applications running in the ubiquitous Flash client runtime.
What problems does Flex solve?
Many web-based enterprise applications offer a confusing user experience that results in lost productivity, rising training costs, and lost revenue. Flex provides a new technology for creating applications that overcome these issues. Before Flex, enterprise programmers trying to address interface problems were often frustrated by the limitations of HTML, which was designed for browsing and exploring static documents, and was not well-suited to deliver rich, interactive, data-driven applications.

Flex provides a way for these programmers to deliver applications that combine the interactivity and expressive power of desktop software with the reach of the web, and do it in a way that matches their preferred programming methodologies, development workflows, and infrastructure and integration requirements. Flex allows application developers to describe an application's user-interface layout, UI controls, and data-binding using a familiar, standards-based programming model

What is the Flash client runtime?
The Macromedia Flash Player is a multiple-platform client. Web users must download and install the player in order to view and interact with Macromedia Flex applications. The Flash Player is already installed on more than 500 million desktops, which is more than 98% of Internet connected computers. Independent studies show the Flash Player ubiquity is consistent across consumer desktops, and both small and large enterprises as well as intranets.
How will Visual Composer leverage Macromedia Flex?
Visual Composer is a highly productive model-driven tool aimed at business analysts and developers for code-free creation of powerful applications. Depending on the needs of the generated application Visual Composer transparently supports different UI technologies. Now the powerful Macromedia Flex UI technology has been added as an additional choice where highly flexible and graphical powerful user interfaces are key.
How do NetWeaver and Flex work together?
Flex runs on top of the J2EE 1.3 compliant NetWeaver application server, and deploys as a .war file. By combining Flex with the NetWeaver platform, developers have another choice to bring rich, intuitive user interfaces to solutions based on SAP NetWeaver.
Do I have full access to Flex capabilities through Visual Composer?
Flex is embedded in Visual Composer to generate all possible rich user interfaces required by users of Visual Composer. The embedded Flex capability is only accessible via Visual Composer. A full license of Flex may be obtained by contacting Macromedia.
What if I want to build Flex apps on top of NetWeaver?
Many customers may want to extend their SAP applications, and other applications by using Macromedia Flex. To start working on Flex applications, outside of the features in Visual Composer, you can download a free trial of Flex from Macromedia.com. Deployment requires full licenses of Macromedia Flex.
Who uses Flex today?
More than 300 enterprises are using Flex today. Flex customers include Argent Mortgage, Bell West, Bskyb, Childrens Hospital Boston, Ebay, First American, HBOS, Kaiser Permanente, Kodak, Macys, Mastercard, Mercedes Benz, Raytheon, Standard Bank, Sunlife,Telus, Walt Disney and Xerox.
How does Flex fit into my current environment?
Flex provides a great new way to deliver the presentation tier of n-tier applications, leveraging the Macromedia Flash Player. Flex uses an XML format so developers can create Flex applications using their preferred IDE or text editor and source code control systems. The Flex server runs on your NetWeaver server or existing J2EE application server (and deploys as a .war file). Teams can continue to use their existing tools, languages, application servers and databases to build applications that take advantage of the standards-based Flex technology.
Does Flex replace any technology in my current environment?
Flex does not replace existing tools, application servers, and databases but instead complements them because Flex requires and leverages existing technology investments. Using Flex, you can make existing applications more effective by adding a more powerful presentation tier. You can usually connect a Flex-based user interface to your existing business logic components and/or web services without modification. Flex unlocks additional return on your prior investments by radically improving the user interface.

What tools can I use to build Flex applications?
Flex provides open tooling, enabling developers to write Flex code in the text editor or other tool (such as SAP NetWeaver Visual Composer) of their choice. Flex includes an XML schema that enables developers who use code editors that support XML to take advantage of code coloring, code hinting and more.

Macromedia also provides Flex Builder, an IDE for Flex application development. Flex Builder goes beyond typical code editors by providing Flex users with an IDE tightly integrated with the Flex server, application model, and programming languages. Flex Builder licenses are included with licenses of Macromedia Flex.
Is Flex available for trial?	Yes. Both Flex 1.5 and Flex Builder are available for a free 60-day trial. They can be downloaded from www.macromedia.com.
Do I need full-user or upgraded Flex license to deploy or modify applications built using Visual Composer?	You do not require any additional licenses beyond what's already enabled by SAP NetWeaver
Where can I go for more information on Flex?	For additional information, including white papers, tutorials, demos, articles and more go to www.macromedia.com/go/sapflex
Does Adobe's proposed acquisition of Macromedia impact any of the information above?
We do not anticipate Adobe's planned acquisition of Macromedia to impact our agreement with SAP. Macromedia believes the larger platform of the combined companies could offer expanded partnership opportunities. To learn more about the proposed merger between Adobe and Macromedia read the FAQ at: www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html.
How can I learn more about Adobe and Macromedia?	Adobe and Macromedia will provide updates via the Adobe/Macromedia Acquisition website as information becomes available.

FORWARD-LOOKING STATEMENTS:    This FAQ includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this FAQ include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe's results, future expectations concerning available cash and cash equivalents, Adobe's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this FAQ. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this FAQ. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this FAQ. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this FAQ. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.